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April 26, 2021

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	KVH Industries, Inc. PRRN14A preliminary proxy statement filing made on Schedule 14A Filed on April 20, 2021 by VIEX Opportunities Fund, LP – Series One et al. File No. 000-28082

Dear Mr. Panos:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 21, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with VIEX Opportunities Fund, LP – Series One and the other participants in its solicitation (collectively, the “Investor Group”) and provide the following responses on the Investor Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the preliminary proxy statement filed on April 9, 2021 (as amended by Amendment No. 1 filed on April 20, 2021, the “Proxy Statement”).

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

Reasons for the Solicitation, page 6

1.	Please refer to the following statement: “The even longer term performance over the past ten- and fifteen-year periods puts in bold the underperformance of KVHI under the leadership of this Board.” This contention implies that the KVHI’s performance over the past “ten- and fifteen-year periods” is attributable to the current members of the board. Unless all of the registrant’s board members have served the duration of the cited periods, please revise to qualify or correct the contention that the current board has been in place and provided uninterrupted leadership over the entire period.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 26, 2021

The Investor Group acknowledges the Staff’s comment and clarifies that we are commenting on the “leadership of this Board.” Specifically, the Chairman of the Board, Martin A. Kits van Heyningen, has served for 39 years, and the Chairman of both the Nominating and Corporate Governance Committee and the Compensation Committee, Mark S. Ain, has served for 24 years. We have revised the Proxy Statement to clarify the above.

The Investor Group’s Nominees Possess [ ] Fresh Perspectives…, page 8

2.	Please refer to the following assertion: “[o]ur Nominees will bring a much needed stockholder’s perspective into the boardroom…” Given that Mr. Mutch, one of the director nominees, does not beneficially own any securities of KVHI and has not entered into any transactions in the registrant’s securities during the past two years, the quoted assertion appears insupportable. Please revise or advise.

The Investor Group acknowledges the Staff’s comment and provides as clarification that the Nominees are being recommended by stockholders and Mr. Singer beneficially owns a significant amount of shares of the Company. Nonetheless, we have revised accordingly.

3.	The assertion that a shareholder perspective in the boardroom is “much needed” implies that, at present, a shareholder perspective is absent. On April 9, 2020, however, KVHI disclosed that in a Form 8-K that it had appointed a Mr. Tavares to the board pursuant to an agreement with a sizable shareholder named Vintage Capital Management LLC. Accordingly, please revise to remove the implication that the boardroom is devoid of shareholder perspective.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Stockholder Proposals, page 19

4.	Please refer to the following excerpt: “[i]f the 2022 annual meeting of stockholders is held before the Specified Date, and if the Company were to give less than 105 days’ notice or prior public disclosure of the date of that meeting, then the stockholder’s notice must be delivered to or mailed and received at our principal executive offices…” Notwithstanding the earlier, opening reference in the paragraph in which this quote appears that places the quoted excerpt in the context of the KVHI’s proxy statement, the text cited, in the absence of quotations, could convey the erroneous impression that the notice should be delivered to VIEX’s offices. To limit the potential for any shareholder confusion, please revise.

The Investor Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

* * * * *

April 26, 2021

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth Gonzalez-Sussman

Elizabeth Gonzalez-Sussman